MANAGEMENT AGREEMENT

Dated for reference as of October 29, 2012.

THIS MANAGEMENT AGREEMENT (the "Agreement"), is made and entered into by and between United Horsemen of Alberta Inc. ("UHA") and Century Casinos Europe GmbH (registered in Alberta as an extra-provincial corporation pursuant to the Business Corporations Act (Alberta) under the assumed name Century Casinos Europe LLC) ("CENTURY").

WITNESSETH

WHEREAS, UHA is the developer and owner of the proposed Racing Entertainment Center in Balzac, north of Calgary, Alberta (the “REC”). The REC shall include a minimum of 625 gaming machines (to be provided by the Alberta Gaming and Liquor Commission ("AGLC")), back-of-house facilities, entrance area, bar & lounge facilities, an off-track-betting area, food & beverage facilities as well as an entertainment area. A hotel with approximately 120 rooms and a conference center, linking the REC with the grandstand, may also become part of the overall project at a later stage;

WHEREAS, UHA is applying for all necessary licenses and approvals to develop and operate the REC; and

WHEREAS, UHA desires to exclusively engage CENTURY to manage the REC and CENTURY agrees to provide such services on behalf of and for the account of UHA on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the parties hereto covenant and agree as follows:

I.   APPOINTMENT OF CENTURY

1.1           UHA hereby appoints, hires and employs CENTURY, as UHA's exclusive agent, to provide management expertise for the operation of the REC on behalf of and for the account of UHA during the term of this Agreement. CENTURY hereby accepts such appointment upon and subject to the terms, conditions, covenants and provisions set forth herein.

II.   TERM OF AGREEMENT

2.1           Unless sooner terminated pursuant to the provisions of this Agreement, the term of this Agreement shall commence as of the Effective Date and shall continue indefinitely (“Term”).

2.2           This Agreement shall terminate upon the occurrence of any of the following events:  (i) the agreement by both parties in writing to terminate this Agreement; or (ii) the becoming effective of an uncontested exercise of any termination right expressly granted to either UHA or CENTURY in this Agreement; or (iii) where an exercise of a termination right is contested by the other party, then upon the determination by an arbitrator appointed pursuant to this Agreement (or by a court, if applicable) that such termination right has been validly exercised.

2.3           All sums owed by either party to the other shall be paid immediately upon termination of this Agreement.  In the event of any termination of this Agreement, UHA shall be liable to CENTURY for the fees earned in conformity with this Agreement prior to such termination, as follows: (i) any unpaid accrued portion of the Net Service Fees (including any unpaid accrued interest thereon), if any, plus (ii) all reimbursable costs to CENTURY which were properly incurred prior to termination in connection with the performance of CENTURY's obligations in conformity with this Agreement.

III.   SERVICE FEE, EXPENSES

3.1	During the Term of this Agreement, the net service fees payable from UHA to CENTURY shall be a series and combination of percentage fees, calculated as follows (collectively the “Net Service Fees”):

a)	A base fee of sixty percent (60%) of UHA’s NPBT. This base fee may be revised under three possible scenarios:

(i)	UHA may terminate this base fee if CENTURY’S interest in the Century Loan has, pursuant to the Century Loan Agreement and with AGLC’s approval, been converted into shares in the capital of UHA and CENTURY has thereby acquired ownership of the majority of the issued shares in the capital of UHA. If those conditions exist and UHA wishes to terminate the base fee pursuant to this section 3.1(a)(i), then UHA must first give CENTURY written notice of such election, whereupon the accrual of the base fee shall then terminate from and after the second calendar month after the month in which such written notice is given to CENTURY, unless, within ten (10) days of CENTURY receiving UHA’s notice, CENTURY gives UHA written notice that CENTURY is disputing that the conditions for the termination of the base fee under this section 3.1(a)(i) have been satisfied. If CENTURY gives such notice to UHA, then unless CENTURY and UHA otherwise agree in writing, the issue of whether the conditions for termination of the base fee have been satisfied, shall be determined by arbitration pursuant to section 9.2 and the base fee shall not terminate until the month following a determination by the arbitrators that such conditions for termination have all been satisfied;

(ii)	UHA may reduce this base fee percentage from sixty percent (60%) to thirty percent (30%) of UHA’s NPBT, if (A) AGLC has not approved a request or attempt by CENTURY to convert all or part of CENTURY’S interest in the Century Loan into a majority ownership of the issued shares in the capital of UHA, and (B) if UHA has repaid the Century Loan, including interest, in full, in accordance with the terms of the Century Loan Agreement. If those conditions exist and UHA wishes to reduce the base fee percentage pursuant to this section 3.1(a)(ii), then UHA must first give CENTURY written notice of such election, whereupon the reduction in the base fee percentage shall take effect from and after the second calendar month after the month in which such written notice is given to CENTURY, unless, within ten (10) days of CENTURY receiving UHA’s notice, CENTURY gives UHA written notice that CENTURY is disputing that the conditions for the reduction of the base fee under this section 3.1(a)(ii) have been satisfied. If CENTURY gives such notice to UHA, then unless CENTURY and UHA otherwise agree in writing, the issue of whether the conditions for this reduction of the base fee have been satisfied, shall be determined by arbitration pursuant to section 9.2 and the base fee shall not be reduced until the month following a determination by the arbitrators that such conditions for reduction have all been satisfied; and

(iii)
UHA may change this base fee to be based on another arm’s length management fee calculation (a fee that is usual and customary for projects of the size and nature of the REC and that is typically charged by reputable international casino management companies, but without having regard to the fees payable under (b), (c) and (d) below in this section 3.1), if (A) AGLC does approve in writing (without attaching any conditions of such approval that are not acceptable to CENTURY) a request or attempt by CENTURY to convert all or part of CENTURY’S interest in the Century Loan into a majority ownership of the issued shares in the capital of UHA, (B) CENTURY chooses not to convert all or part of CENTURY’S interest in the Century Loan into a majority ownership of the issued shares in the capital of UHA, and (C) UHA has repaid the Century Loan, including interest, in full, in accordance with the terms of the Century Loan Agreement.  If those conditions exist and UHA wishes to change the base fee percentage pursuant to this section 3.1(a)(iii), then UHA must first give CENTURY written notice of such election, and UHA and CENTURY shall attempt to agree upon the new base fee, each acting reasonably.  If the parties cannot agree upon the new base fee within thirty (30) days of UHA’s notice to CENTURY, then the issued shall be determined by arbitration in accordance with section 9.2.  The change in the base fee shall take effect from and after the second calendar month after the month in which written agreement as to the changed base fee is obtained between the parties, or after an arbitrator’s decision is rendered, whichever is later;

plus

b)	a fee equal to:
(i)
two percent (2%) of UHA’s NPBT as long as the average Horse Racing Alberta (“HRA”) fee in any calendar month on the REC’s Pari-Mutuel Handle is higher than 2.5% but lower than 4% (net of any grants from HRA to the REC in that month); or

(ii)	four percent (4%) of UHA’s NPBT as long as the average HRA fee in any calendar month on Pari-Mutuel Handle is higher than 4% (net of any grants from HRA to the REC in that month);
plus

c)
a fee equal to four percent (4%) of UHA’s NPBT as long as the percentage of slot revenue received by UHA from HRA in any calendar month from HRA is less than 25.75% of the REC’s gross slot revenues for that month;

plus

d)	a fee equal to:
(i)
two percent (2%) of UHA’s NPBT as long as the Lease Assist Money received by UHA from HBPA and ASHA purse money is less than two million dollars ($2,000,000.00) for that fiscal year but more than one million dollars ($1,000,000.00) for that fiscal year; or

(ii)	four percent (4%) of UHA’s NPBT as long as the Lease Assist Money received by UHA from HBPA and ASHA purse money is less than $1 million for that fiscal year.

3.2           The Net Service Fees described above (except for the fees under section 3.1(d)) shall be paid by UHA to CENTURY on the fifteenth (15th) day of each month, for the preceding month, based on management accounts. Within sixty (60) days after the completion of the final audited financial statements for each fiscal year, any discrepancy between the NPBT from the management accounts vs. the final audited statements shall be established, and the fees under section 3.1(d) shall be calculated for that fiscal year, and shall either amount to a credit or a debit with regard to the Net Service Fees, which shall be accounted for in the calculation of the Net Service Fees for the following month(s). All Operating Expenses, including the Net Service Fees, shall be paid directly from the Bank Accounts.

IV.   FACILITY (RE-) DEVELOPMENT

4.1           Throughout the Term of this Agreement, CENTURY, either directly or through one or more of its Affiliates or consultants, shall:

(i)
assist in the review of specific operational and functional criteria to be prepared by UHA’s architects and designers in preparation of the development and/or potential extension plans and specifications for the REC;

(ii)	review and make recommendations to UHA’s architects and designers re the REC layout;
(iii)	recommend orders for the REC equipment.

        4.2   UHA shall use its best efforts to apply for all necessary licenses and approvals to develop and operate the REC.

V.    OPERATIONS

5.1           The fiscal year for the REC shall by January 1 to December 31, or such other one year period as CENTURY determines from time to time.  No later than forty five (45) days before the beginning of any fiscal year of the REC, CENTURY shall assist UHA in the preparation and review of the annual budget for the operation of the REC for the forthcoming year. If UHA and CENTURY cannot agree on certain portions of the proposed budget, the undisputed portions of the proposed budget shall be deemed to be adopted and approved. With respect to objectionable cost/expense items in any proposed budget, the corresponding cost/expense item contained in the budget for the preceding year, plus five percent (5%), shall be substituted in lieu of the disputed portions of the proposed cost/expense budget, excluding, however, line items in the previous budget for extraordinary cost/expense items.

5.2           Except as provided elsewhere in this Agreement, CENTURY shall not, without UHA's prior consent, which shall not be unreasonably withheld, incur any expenses or make any disbursements that are either not provided for in a budget or are in excess of twenty-five percent (25%) of the amount approved for a particular item in such budget unless otherwise permitted; provided, however, that if a savings of up to $500,000 (five hundred thousand Dollars) is obtained for a cost category, such amount may be reallocated so as to allow an excess disbursement in an amount up to the amount saved with respect to another cost category. Any request by CENTURY to make any expenditure or incur any obligation in excess of twenty-five percent (25%) of an amount set forth in the budget or which falls into any category of expenditures which is required by any law to have the prior approval of UHA, shall be submitted to UHA in writing with an explanation of such expenditure. UHA shall respond to any request within ten (10) days after the receipt thereof.  If UHA fails to respond within such ten (10) day period, the proposed expenditure shall be deemed approved.

5.3           CENTURY may make, enter into and perform, in the name of, for the account of, on behalf of, and at the expense of UHA, any contracts and agreements provided for under this Agreement and each budget, so long as CENTURY has complied with all the requirements of this Agreement with respect to such contracts and agreements. All costs and expenses incurred by CENTURY or an Affiliate of CENTURY in accordance with this Agreement and the budget shall be for and on behalf of UHA and for UHA's account. All debts and liabilities properly incurred by CENTURY under this Agreement and the budget to third parties on behalf of UHA or the REC are and shall remain the sole obligations of UHA.

5.4            During the Term of this Agreement, CENTURY shall assist UHA in maintaining full and adequate books of account and records ("Books and Records") reflecting the results of the operation of the REC on an accrual basis, all in accordance with Canadian generally accepted accounting principles consistently applied in all material respects. The Books and Records shall be kept separate and distinct from all other operations and businesses of CENTURY or Affiliates of CENTURY. All such Books and Records shall at all times remain the property of UHA and shall not be removed from the approved location by CENTURY without UHA's approval except as required by general laws. Upon any termination of this Agreement, all Books and Records shall be turned over to UHA so as to ensure the orderly continuance of the operation, but (i) CENTURY may make and retain copies of all or any portion of the Books and Records needed for its own record keeping and (ii) such Books and Records shall be available to CENTURY for a period of five years after termination of this Agreement at all reasonable times for inspection, audit, examination and transcription of particulars relating to the period in which CENTURY managed the operations.

5.5            All budgets and projections/estimates are intended only to be estimates and CENTURY, in assisting UHA to prepare and review such budgets, shall not be liable or responsible in any way, shape or form if any of the budgeted, projected and/or estimated figures are not attained or if there is any variance between the actual revenues and expenditures/costs and the amounts set forth in any budget, projection/estimate. UHA acknowledges that CENTURY has not made any guarantees, warranties or representations of any nature concerning or related to the amounts of Revenue to be generated and Operating Expenses and costs to be incurred from the development and operation of the REC during, and/or after, the Term of this Agreement.

5.6            Within the approved budget, CENTURY shall have the discretion and authority to determine operating policies and procedures, standards of operation, staffing levels and organization, win payment arrangements, standards of service and maintenance, pricing, and other policies affecting the operations, to implement all such policies and procedures, and to perform any act on behalf of UHA which CENTURY deems necessary or desirable in its good faith business judgment for the operation and maintenance of the REC on behalf, for the account and at the expense of UHA.

5.7            UHA shall establish one or more bank accounts that are necessary for the operation of the REC at a banking institution chosen jointly by UHA and CENTURY (such accounts are hereinafter collectively referred to as the "Bank Accounts"). The accounts shall be in the name of UHA, but, except as provided in the following sentence, CENTURY's designees shall be exclusively authorized to draw upon the Bank Accounts. If CENTURY has committed an Event of Default which continues after the term of any applicable cure periods, UHA shall have the right to assume control of the Bank Accounts with prior written notice to CENTURY. Revenues from the operations of the REC shall be deposited in the Bank Accounts and CENTURY shall pay out of the Bank Accounts, to the extent of the funds therein, all Operating Expenses and other amounts required by CENTURY to perform its obligations under this Agreement. UHA shall bear the risk of the insolvency of any financial institution holding such Bank Accounts.

5.8            Without limiting CENTURY’S authority under this Agreement, but notwithstanding anything else in this Agreement, in the event that a condition exists in, on, or about the REC, of a nature reasonably believed by CENTURY to be an emergency, including structural repairs, which CENTURY believes requires immediate repair to preserve and protect the REC and assure its continued operation and/or to protect the safety and welfare of the customers, guests or employees, CENTURY, on behalf of and at the expense of UHA, has the right to take all reasonable steps and make all reasonable expenditures necessary to repair and correct any such condition, whether or not provisions have been made in the applicable budgets for any such emergency expenditures. Expenditures made by CENTURY in connection with an emergency shall be paid from the Bank Accounts. UHA shall replenish funds paid from the Bank Accounts with any insurance proceeds, if any, received by UHA with respect to such emergency condition or situation, and UHA shall promptly replace any difference between the insurance proceeds, if any, and the amount used for such emergency from the Bank Accounts. CENTURY shall promptly notify UHA of any emergency expenditure made pursuant to this section.

5.9            Throughout the Term of this Agreement, CENTURY shall assist UHA in implementing the marketing portion of the budget, including, but not limited to, media and direct mail advertising, promotions and public relations designed to attract customers to the REC.

    5.10           CENTURY shall manage the recruiting and training of, and also determine the compensation (which must be within normal and reasonable industry standards) of, and hire and discharge all executive and general staff on behalf of and for the account of UHA, in accordance with the approved budget.

     5.11           Without limiting CENTURY’S authority under this Agreement, CENTURY’S written approval shall be obtained by UHA prior to any of the following UHA actions:

a)	Expenditure of any amount of $100,000 or more, as well as any draw down on the Century Loan;
b)	Any issuance, sale or similar action in respect of any UHA shares, ownership interest, options, or similar rights to acquire any shares or ownership interest whatsoever.
c)	The incurring of any debt, loan or other financial obligation over $100,000/year.
d)	Change of the REC project or any associated budgets.
e)	Development and Construction Plan, Business Plan, Financial and Marketing Strategy, employment or termination of employment of Key Employees, and any terms thereof.
f)	Any change to any terms of the Management Services Agreement or any termination thereof.
g)	Any change to any terms of the Land Lease or any termination thereof.
h)	Exercise of option to buy the Land as contemplated by the Land Lease, or to extend the term of the Land Lease.
i)	Selection of major contractors, architects, auditors, consultants and similar parties dealing with UHA in relation to the REC.
j)
Formation of subsidiaries, purchase of any asset over $100,000/year, sale of any asset over $100,000/year.  For these purposes, $100,000 per year means any asset(s) that collectively are purchased or sold for not less than $100,000 in any fiscal year.

k)	Any other decisions that may have a significant impact on the short-term and/or long-term business results and/or strategy of UHA.

VI.   EVENTS OF DEFAULT

6.1           The occurrence of any one or more of the events described in this section which is not cured within the time permitted shall constitute a default under this Agreement (hereinafter referred to as a "Default" or an "Event of Default") as to the party failing in the performance or affecting the breaching act.

a)           CENTURY's Default.  CENTURY shall have committed a "CENTURY's Default" if CENTURY shall:

(i)	file a voluntary petition in bankruptcy or insolvency, or a petition for relief or reorganization under any bankruptcy or insolvency law;
(ii)	consent to an involuntary petition in bankruptcy or fail to vacate any order approving an involuntary petition within sixty (60) days from the date of entry thereof;
(iii)
assign for the benefit of its creditors all or any substantial part of its assets, or consent to the appointment of a receiver, liquidator, custodian or trustee in bankruptcy for CENTURY of all or any substantial part of its assets;

(iv)
materially breach the substantial terms and conditions contained in this Agreement applicable to CENTURY (other than monetary payments) and such material breach shall continue for a period of sixty (60) days after written notice thereof from UHA to CENTURY specifying in detail the nature of such material breach, or, in the case such material breach is of a nature that it cannot, with due diligence and good faith, be cured within sixty (60) days, if CENTURY fails to proceed promptly to cure the same and thereafter to prosecute the curing of such material breach to completion within  ninety (90) days thereafter.

If the result of the material breach by CENTURY is a monetary loss to UHA which is not otherwise capable of being cured by CENTURY, then CENTURY shall not be in Default if CENTURY reimburses UHA for such losses within ninety (90) business days of an uncontested ruling about the magnitude of such loss or otherwise protects UHA against such loss in a manner reasonably acceptable to UHA.

b)           UHA's Default.  UHA shall have committed an "UHA's Default" if UHA shall:

(i)	file a voluntary petition in bankruptcy or insolvency, or a petition for relief or reorganization under any bankruptcy or insolvency law;
(ii)	consent to an involuntary petition in bankruptcy or fail to vacate any order approving an involuntary petition within sixty (60) days from the date of entry thereof;
(iii)
assign for the benefit of its creditors all or any substantial part of its assets, all or any substantial part of the REC, or the consent to the appointment of a receiver, liquidator, custodian or trustee in bankruptcy for all or any substantial part of its assets;

(iv)
fail to make any monetary payment required under this Agreement, including, but not limited to, the Net Service Fees or UHA's Advances, on or before the due date recited herein and said failure continues for ten (10) business days after written notice from CENTURY specifying such failure;

(v)
fail to materially perform or materially comply with any of the other covenants, agreements, terms or conditions contained in this Agreement applicable to UHA (other than monetary payments) and such failure shall continue for a period of sixty (60) days after written notice thereof from CENTURY to UHA specifying in detail the nature of such failure, or, in the case such failure is of a nature that it cannot, with due diligence and good faith, cure within sixty (60) days, if UHA fails to proceed promptly to cure the same and thereafter to prosecute the curing of such failure to completion within  ninety (90) days thereafter; or

(vi)
default under the Land Lease or any provision of any other agreement to which UHA and CENTURY (or any CENTURY Affiliate) are parties, including without limitation the Century Loan Agreement or any other agreement or instrument collateral thereto.

6.2           Upon the occurrence of a CENTURY's Default, UHA shall be entitled to terminate this Agreement by UHA's written notice of termination to CENTURY and such termination shall be effective forty-five (45) days after delivery of such notice. Upon the occurrence of an UHA's Default, CENTURY shall be entitled to either (a) terminate this Agreement by CENTURY's written notice of termination to UHA, and such termination shall be effective forty-five (45) days after delivery of such notice or such time as a new manager is appointed, whichever is earlier; or (b) obtain specific performance of UHA's obligations hereunder and injunctive relief.  In the event of a termination of this Agreement pursuant to clause (a) of this section, CENTURY shall be entitled to accelerated payment of its projected Net Service Fees for the remaining term of this Agreement (such projection to be based on the estimated NPBT for the REC in the most recent budget agreed upon between UHA and CENTURY).

6.3           No delay or omission as to the exercise of any right or power accruing upon any Event of Default shall impair the non-defaulting party's exercise of any right or power or shall be construed to be a waiver of any Event of Default or acquiescence therein.

VII.   ADDITIONAL RIGHTS AND RESPONSIBILITIES OF UHA

7.1            UHA shall advance to the Bank Accounts, on a timely and prompt basis, immediately available funds with which to conduct the affairs of and maintain the REC (hereafter referred to as "UHA's Advances"), including but not limited to Working Capital, as set forth in this Agreement and as otherwise provided hereunder. UHA shall provide the Bankroll and shall maintain such amount throughout the term of this Agreement.  If the Bankroll required to be provided by UHA is not sufficient or is depleted as a result of losses, UHA shall re-fund the Bankroll in an amount sufficient to carry on the REC operations and in a manner, which complies with governmental requirements.

7.2            UHA and CENTURY shall cooperate fully with each other during the term of this Agreement to facilitate the performance by CENTURY of CENTURY's obligations and responsibilities set forth in this Agreement and to procure and maintain all permits, licenses and approvals. UHA shall provide CENTURY with all such information necessary to the performance by CENTURY of its obligations hereunder as may be requested by CENTURY from time to time.

VIII.   INSURANCE, DAMAGE

8.1             UHA shall procure adequate insurance coverage for the REC as determined by CENTURY, and as required by the Land Lease. In the event of a minor or major casualty, UHA shall repair any damage or destruction at UHA's sole cost and expense.

IX.   MISCELLANEOUS

9.1            All notices, demands, consents, requests, approvals, and other communications required or permitted hereunder shall be in writing and shall be deemed effective only upon delivery (whether receipt is accepted or refused) at the addresses set forth below (or at such other addresses as shall be given in writing by any party to the others in accordance with this section).  Notices may be delivered by hand, electronic mail, or express courier service.

If to UHA:

United Horsemen of Alberta Inc.
P.O. Box 89043
McKenzie Towne S.E.
Calgary AB  T2Z 3W3
Attention: Darcy Marler, President
Fax: (403) 257-9152
Email: darcym@uha.ca

With a copy to:

Miller Thomson LLP
3000, 700 – 9th Avenue Southwest
Suite 3000
Calgary AB  T2P 3V4
Attention: Darren M. Smits
Fax: (403) 262-0007
Email: dsmits@millerthomson.com

If to CENTURY:

Century Casinos Europe GmbH
Untere Viaduktgasse 2
1030 Vienna
Austria
Attention: Peter Hoetzinger
Fax: 011 43 1 533 63 63
Email:           peter.hoetzinger@cnty.com

With a copy to:

Field LLP
Barristers & Solicitors
2000, 10235 – 101 Street
Edmonton, AB T5J 3G1
Attention: Heinrich (Rick) Pabst

9.2           This Agreement shall be governed by the laws of the Province of Alberta, Canada. Any question or difference arising under this Agreement shall be referred to arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three (3) arbitrators, one selected by UHA, one selected by CENTURY and the third arbitrator selected jointly by the two selected arbitrators. The decision of such arbitrators shall be final, binding upon the parties and shall not be subject to appeal. The arbitration shall be conducted in Alberta, Canada, in the English language.

9.3            This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns but will not be assignable or delegable by any party without the prior written consent of the other party except as provided herein; provided, however, CENTURY shall have the right to assign its rights and/or delegate its responsibilities under this Agreement to any Affiliate of CENTURY, without the consent of UHA.  Upon any such assignment by CENTURY, it shall be released from all of its obligations arising under this Agreement.

9.4            If any provision herein shall be held invalid or unenforceable, such provision shall not affect the validity or enforceability of any other provisions hereof, all of which other provisions shall, in such case, remain in full force and effect.

9.5            This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes all other oral or written agreements between the parties, including without limitation the provisions of article IV of the Memorandum of Understanding dated July 2, 2012 between the parties. This Agreement may not be amended, modified, altered or waived, in whole or in part, except by a subsequent writing signed by each of the parties hereto.

9.6            Except as otherwise set forth elsewhere in this Agreement, both parties shall maintain confidentiality with respect to material developments in the course of the development and operation of the REC.  Except as required by any general law (including, without limitation, federal securities exchange and stock exchange or NASDAQ or Vienna Stock Exchange requirements) and REC/gaming authorities, material confidential information shall only be made available to such of a party's employees and consultants as are required to have access to the same in order for the recipient party to adequately use such information for the purposes for which it was furnished. Information provided by one party to the other shall be presumed confidential unless the information is (i) published or in the public domain other than as a result of any action by the recipient thereof, (ii) disclosed to the recipient by a third party, or (iii) presented to the recipient under circumstances which clearly and directly indicate the delivering party does not intend such information to be confidential. UHA shall not be allowed to make any public announcements about the transactions described in this Agreement without the prior written approval of CENTURY.

9.7              In the event of litigation/arbitration of any dispute or controversy arising from, in, under or concerning this Agreement and any amendments hereof, including, without limiting the generality of the foregoing, any claimed breach hereof, any suit for accounting, or action for dissolution, the prevailing party in such action shall be entitled to recover from the other party in such action, such sum as the arbitrators shall fix as reasonable attorneys' fees and expenses incurred by such prevailing party.

9.8              No consent or waiver, express or implied, by any party to or of any breach or default by any other party in the performance by the other of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the other party of the same or any other obligations of such party hereunder. Failure on the part of any party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by any such party of its rights hereunder.

9.9              Unless expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement has no right to enforce or to enjoy the benefit of any of its terms. Notwithstanding any term of this Agreement, the consent of any person who is not a party to this Agreement is not required to rescind or vary this Agreement at any time, except for regulatory bodies, where needed.

9.10              CENTURY has the right to remove itself from (terminate) this Agreement in case its compliance department reasonably determines that any casino/gaming license currently held or applied for by any company within the Century Casinos group of companies might be threatened or put in jeopardy because of this Agreement or anything related to this Agreement.

9.11              CENTURY has the right to request from UHA to re-structure this Agreement, perhaps into two separate agreements, one for certain on-site operational services (such as training of staff) and another one for certain off-site and/or non-operational services. In such case, UHA shall not unreasonably withhold its consent. In addition, CENTURY reserves the right to assign and/or subcontract certain services under this Agreement to Affiliates of CENTURY.

9.12              UHA hereby agrees to indemnify and hold harmless CENTURY and CENTURY’S directors, officers, affiliates, employees and agents, from and against all claims, actions, causes of action, debts, obligations, damages, losses, demands at law or in equity, liabilities, costs and expenses, including, without limitation, professional fees and costs incurred in connection with any of the foregoing, which may be brought against CENTURY or CENTURY’S directors, officers, affiliates, employees and agents or which any of them may suffer or incur as a result of or in connection with the performance of any of CENTURY’S duties and obligations under this Agreement, except where same arises as a result of the gross negligence or fraudulent act of CENTURY or of any director, officer, employee or agent of CENTURY.

9.13              In addition to the capitalized defined terms herein, Exhibit A (“Definitions”) shall be an integral part of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year indicated below.

UNITED HORSEMEN OF ALBERTA INC.                                                                                     CENTURY CASINOS EUROPE GmbH,
              registered in Alberta under the assumed name
              Century Casinos Europe LLC

by: /s/ Darcy Marler                                                                                                       by: /s/ Andreas Terler
      a duly authorized signatory                                                                                               a duly authorized signatory

Name/Title: Darcy Marler/ President                      Name/Title: Andreas Terler/ Managing Director

Date: October 25, 2012                                                                                                       Date: November 23, 2012

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E1400991.DOC;7

EXHIBIT A
DEFINITIONS

Affiliate.  The term "Affiliate" shall mean a person that directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with the person in question and any stockholder or partner of any person referred to in the preceding clause owning more than fifty percent (50%) or more of such person.

ASHA.  The term “ASHA” means The Alberta Standardbred Horse Association.

Bankroll.  The term "Bankroll" shall mean an amount of monies determined by CENTURY as necessary to provide cash-on-hand monies required to operate and maintain the REC operation, but in no event shall such amount be less than the amount required by law. The Bankroll shall include any funds located on the gaming tables, in the gaming devices/machines, cages, vault, counting rooms, or in food and beverage locations in the REC.

Century Loan.  The term “Century Loan” means any of the loan(s) contemplated by the Century Loan Agreement.

Century Loan Agreement.  The term “Century Loan Agreement” means the credit agreement dated October 25, 2012 between Century Casinos Europe GmbH and UHA.

Effective Date.  The term "Effective Date" shall mean the date when the last of UHA and CENTURY has signed this Agreement.

Gross Gaming Revenue. The term “Gross Gaming Revenue” shall be defined as the total of all sums actually received by the REC from gaming operations, less the total of all sums paid out as winnings to patrons.

HBPA.  The term “HBPA” means The Horsemens Benevolent and Protective Association.

Key Employee.  The term “Key Employee” means an employee of UHA who is, in Century’s opinion, important for the development or operation of the REC.

Land Lease.  The term “Land Lease” means the ground lease agreement dated October 1, 2012 between 1685258 Alberta Ltd. and UHA.

Lease Assist Money.  The term “Lease Assist Money” means the funds received pursuant to the agreements between UHA and HBPA and between UHA and ASHA, to help offset the leasing costs of the Land Lease.

Net Profit Before Tax.   The term “Net Profit Before Tax” or “NPBT” means in each case in respect of the REC, and determined in accordance with Canadian generally accepted accounting principles:

(a)	Revenue minus (i) cost of sales and other direct costs, and (ii) overheads and other indirect costs; plus
(b)	non-operating and interest income minus (i) non-operating and interest expense, and (ii) other non-recurring costs;

Operating Expenses.  The term "Operating Expenses" shall mean those necessary or useful operating expenses, including costs of office supplies, payroll and benefits, marketing, regular maintenance, energy, service fee payments and associated taxes or levies, incurred on behalf of UHA after the Opening Date in connection with operating the REC, computed on an accrual basis; provided, however, Operating Expenses shall not include any depreciation or amortization, debt service, income taxes, interest payments, any operating or financial lease payments, any rent, lease or similar payments  for the building where the REC is located, or capital replacements deposits.

Pari-Mutuel Handle.  The term “Pari-Mutuel Handle” has the meaning ascribed to that term in the Horse Racing Alberta Act (Alberta).

Revenue.  The term "Revenue" shall mean all Gross Gaming Revenues, plus any other revenues (i.e. food and beverage, racing para mutuel revenues, or other revenues) generated in or by the REC.

Working Capital.  The term "Working Capital" shall mean such amounts as will be sufficient to reasonably assure the timely payment of all liabilities of the REC and the uninterrupted and efficient operation of the REC during the Term of this Agreement to permit CENTURY to perform its responsibilities and obligations hereunder with reasonable reserves for unanticipated contingencies and for short term business fluctuations resulting from variations between the budget and actual Revenues and/or Operating Expenses.

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